Exhibit 99.1

06 February 2025
Nexxen International Ltd

(“Nexxen” or the “Company”)

Nexxen Reiterates the Timeline and Process for its Upcoming Stock Exchange and Trading Structure
Changes

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, today reiterates the timeline and process for the Company’s upcoming stock exchange and trading structure changes, as well as the implications for current holders of Nexxen’s Nasdaq-listed ADRs, AIM-listed Depositary Interests representing the Company’s Ordinary Shares, and certificated Ordinary Shares.

As announced on November 15, 2024, the last day of dealings in the Company’s AIM-listed Depositary Interests will be February 14, 2025. Thereafter, at 6:01 PM Eastern Time on February 14, 2025, the Company’s Ordinary Shares will reverse split such that every two Ordinary Shares held at the time of the reverse split will consolidate into one New Ordinary Share to facilitate a one-to-one ADR exchange.

At 6:02 PM Eastern Time on February 14, 2025, the Company’s Nasdaq-listed ADRs will be exchanged for New Ordinary Shares and the ADR facility will be terminated.

At 7:00 AM GMT on February 17, 2025, the Ordinary Shares (represented by Depositary Interests for settlement) will be cancelled from admission to trading on AIM, and, on February 18, 2025, the Company’s New Ordinary Shares will begin trading on Nasdaq under the ticker "NEXN".

Current holders of Nexxen’s Nasdaq-listed ADRs do not need to take any action for their ADRs to be converted to Nasdaq-listed New Ordinary Shares. Thereafter, shareholders who desire to sell their New Ordinary Shares on Nasdaq should work with their broker to transact the sale.

As previously announced, the Company had planned to replace the Company’s current AIM-listed Depositary Interests issued by MUFG Corporate Markets Trustees (UK) Limited with CREST depositary interests upon the delisting. Upon further review of the logistics involved in the transaction, and in the course of the Board’s ongoing review of the transaction, the Board has determined that, upon the delisting, the current Depositary Interests will be instead replaced with new depositary interests issued by Computershare Investor Services PLC (“Computershare UK”) (the “Replacement DIs”) with each Replacement DI representing one New Ordinary Share. This will streamline administration and give shareholders access to a helpline provided by Computershare as the Replacement DI Depositary if and when they wish to reposition their shares.

Current holders of the Company’s Depositary Interests do not need to take any action. Following the AIM delisting, they will have their Depositary Interests automatically replaced in CREST with Replacement DIs issued by Computershare UK. Thereafter, holders of Replacement DIs who desire to sell their underlying New Ordinary Shares on Nasdaq should work with their broker to reposition their shares in the U.S. and transact the sale.

Current holders of certificated Ordinary Shares do not need to take any action. Following the stock split and delisting from AIM, the Company’s share registry will be moved to the Company’s U.S. transfer agent, Computershare Trust Company, N.A. (“Computershare US”). All existing share certificates in issue will be deemed void and invalid from the point of transfer of the share register to Computershare US in the U.S. and will be cancelled. Shareholders’ holdings of Ordinary Shares held in certificated form will be recorded directly on the Company’s share register, which will be held in the Direct Registration System (“DRS”) and maintained by Computershare US. Holders will receive a DRS statement of account by post from Computershare evidencing legal title to their New Ordinary Shares in due course and thereafter should work with their broker to transact any desired sales.

As a result of these steps, Nexxen will trade solely on Nasdaq under one consolidated U.S. Ordinary Share listing.

In connection with this change, the Company makes the following updates to certain sections of Appendix A “Transaction FAQs” of the circular that it published on November 15, 2024 (showing the amendments and deletions for clarity):

What is the Proposed Transaction?

The Board of Directors of Nexxen International, Ltd (the “Company”) has determined that it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one stock exchange - the NASDAQ Global Market in the United States. The process for implementing this transition (the “Transaction”) from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares of nominal value NIS 0.01 each in the capital of the Company on AIM (the “Shares”) to a sole listing of ordinary share of nominal value NIS 0.02 each in the capital of the Company (the “New Shares”) on Nasdaq broadly involves: (1) a reverse share split with respect to all outstanding Shares by means of a 2-for-1 reverse share split (the “Reverse Share Split”), after which each two Shares will be represented by one New Share, and each ADS will represent one New Share, (2) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders, upon the Company’s termination of the existing ADS facility, will have their ADSs automatically cancelled and will be credited with the right to receive the underlying New Shares represented by their ADSs at a rate of one New Share for each ADS cancelled (the “Mandatory ADS Exchange”), (3) a listing of the Shares on Nasdaq instead of the ADSs (as the ADSs will be delisted for trading from Nasdaq), (4) the appointment of Computershare Trust Company, N.A. (“Computershare US”) to act as the Company’s U.S. transfer agent, (5) subject to certain formalities, a repositioning of the New Shares from the trading system used for trading the Shares on AIM into the trading system used for trading the New Shares on Nasdaq (the “Market Repositioning”), (6) the delisting of the Shares from listing and trading on AIM (the “Delisting”), and (7) the replacement of the current depositary interests (the “DIs”) issued by MUFG Corporate Markets Trustees (UK) Limited (the “DI Depositary”) with replacement depositary interests (the “Replacement DIs”) issued by Computershare Investor Services PLC (“Computershare UK”) ~~CREST depositary interests (the “CDIs”)~~. Following the Transaction, the New Shares would be listed on Nasdaq under ticker symbol “NEXN” and all public trading of securities in the Company will take place on Nasdaq.

I hold depositary interests trading on AIM - what do I need to do?

In order to ensure ease of cross-border movements of shares between the U.K. and U.S. markets for shareholders, the Company has arranged for the current DIs issued by the Depositary to be replaced with the Replacement DIs ~~CDIs~~ representing Shares held through the DTC system. The Company has arranged with the Depositary for the current DI facility to be terminated with effect from the close of business in the U.K. on February 14, 2025 (Friday). In anticipation of this change, stock deposits and withdrawals will not be possible in CREST from the close of business on February 12, 2025. All depositary interests in the DI facility at the close of business in the U.K. on February 14, 2025 (Friday) will automatically be cancelled and replaced in CREST with  Replacement DIs ~~CDIs~~ representing the number of underlying New Shares resulting from the Reverse Share Split. ~~Such underlying New Shares will, from this time, be held by CREST International Nominees Limited (the “CREST Nominee”), as custodian in the DTC clearance system for CREST Depository Limited, a subsidiary of Euroclear UK & International Limited (the “CREST Depository”) as the depository and issuer of the CDIs. Holders of DIs do not need to take any action in this regard.~~

What are the Replacement Depository Interests and how are they different from my current DIs? ~~What are CREST Depository Interests (CDIs)?~~

A depositary instrument ~~CDI~~ is a security constituted under English law issued by a depositary ~~the CREST Depository~~ that represents an entitlement to international securities. The Replacement DIs ~~CDIs~~ are issued by Computershare UK ~~the CREST Depository~~ to CREST members and represent an entitlement to identifiable underlying securities. Each Replacement DI ~~CDI~~ will represent a New Share held by Computershare US ~~the CREST Nomine~~e as custodian in the DTC clearance system for Computershare UK ~~the CREST Depository~~ as the depositary and issuer of the Replacement DIs ~~CDIs~~. ~~The CREST Depository’s relationship with CDI-holding CREST members is governed by the CREST Deed Poll and the CREST International Manual. Holding by way of a  CDI will entail international custody costs and certain differences in the nature, range and cost of corporate services, including with respect to the manner in which voting rights can be exercised in person or by proxy, relative to a direct holding of New Shares.~~ The Company expects to enter into arrangements enabling it to send shareholder meeting materials to, and receive voting instructions from, holders of the Replacement DIs ~~CDIs~~. CREST members who anticipate continuing to hold their investment in New Shares in CREST via Replacement DIs ~~CDIs~~ should familiarize themselves with the Replacement DI ~~CDI~~ service offering details of which are included in the ~~CREST International Manual and the terms of the CREST~~ deed poll~~.~~

I have further questions that are not dealt with sufficiently here - where can I find further information?

If you hold your certificated Shares or DIs via a broker, please discuss with your broker in the first instance.

In respect of any queries regarding the Replacement DIs ~~CDIs~~, the Replacement DIs ~~CDIs~~ will be issued in accordance with the Computershare UK ~~Euroclear UK & International Limited~~ deed poll and holders of DIs should note that Computershare ~~Euroclear UK & International Limited~~ will be the contact for the purposes of any queries in relation to the Replacement DIs ~~CDIs~~ or for a copy of the deed poll.

In respect of any queries regarding the Replacement DIs, the Replacement DIs will be issued in accordance with the Computershare UK deed poll and holders of DIs should note that Computershare will be the contact for the purposes of any queries in relation to the Replacement DIs or for a copy of the deed poll, and its contact details are set out below.

Computershare UK Offices:

+44 (0)370 702 0003

For queries for holders of certificated Ordinary Shares, contact details are set out as below.

Computershare US Offices:

(800) 736-3001 (US)
+1 (781) 575-3100 (Non-US)

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated benefits and potential timing of the Company’s ADR exchange and termination, reverse split and AIM delisting, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.